                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K


               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                       OR

             [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                      For the year ended December 31, 2001


                          Commission file number 1-8022


                    TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF
                                 CSX CORPORATION
                            AND AFFILIATED COMPANIES


                                 CSX CORPORATION
                             A Virginia Corporation
                  IRS Employer Identification Number 62-1051971
                                One James Center
                              901 East Cary Street
                            Richmond, Virginia 23219
                            Telephone (804) 782-1400

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                              FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 2001 AND 2000

CONTENTS
Report of Independent Certified Public Accountants .......................     3

Statements of Net Assets Available for Benefits ..........................     4

Statement of Changes in Net Assets Available for Benefits ................     5

Notes to Financial Statements ............................................  6-12

Signature ................................................................    13

Exhibit 23-Consent of Ernst & Young LLP,
         Independent Certified Public Accountants ........................   I-1

               Report of Independent Certified Public Accountants

The Pension Committee
Tax Savings Thrift Plan for Employees of
CSX Corporation and Affiliated Companies
CSX Corporation
Richmond, Virginia

We have audited the accompanying statements of net assets available for benefits of the Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated Companies (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                             /s/ ERNST & YOUNG LLP


Jacksonville, Florida
June 24, 2002

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                             (Dollars in Thousands)

                                                     December 31,
                                               2001               2000
                                        -------------------------------------
ASSETS
 Investment in Master Trust, at fair
   value (see Note 3)                       $723,476            $715,611

 Receivables:
   Employer contributions                        658                 610
   Member contributions                        1,984               1,778
                                        -------------------------------------

TOTAL ASSETS                                 726,118             717,999

LIABILITY

 Accrued expenses                                333                 305
                                        -------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS           $725,785            $717,694
                                        =====================================

See Notes to Financial Statements.

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2001
                             (Dollars in Thousands)

ADDITIONS
 Net gain on investment in Master Trust                 $ 31,139
 Employer contributions                                    8,094
 Member contributions                                     25,251
                                                     --------------
                                                          64,484

DEDUCTIONS
 Distributions to members                                 47,767
 Fees and expenses                                         1,335
 Transfer to other plan                                    7,291
                                                     --------------
                                                          56,393
                                                     --------------

NET INCREASE                                               8,091

Net Assets Available for Benefits at Beginning of
  Period                                                 717,694
                                                     --------------
Net Assets Available for Benefits at End of
  Period                                                $725,785

                                                     ==============

See Notes to Financial Statements.

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001
                             (Dollars in Thousands)

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Tax Savings Thrift Plan for Employees of CSX Corporation and affiliated companies (the Plan) provides only general information. Members should refer to the Summary Plan Description and the Plan Document for a more complete description of the Plan's provisions.

General: The Plan is a controlled and affiliated services group defined contribution plan covering all full-time salaried employees and certain non-union hourly employees of CSX Corporation (CSX) and adopting affiliated companies (collectively, the Company or Plan Sponsor). Effective January 1, 2002, CSX established the Plan as an Employee Stock Ownership Plan (ESOP) designed to comply with Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (Code) and be subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The designation of the Plan as an ESOP had no material impact on the Plan provisions except as noted below.

Contributions: Each year, members may contribute, in 1% increments, up to 15% of pre-tax or after-tax annual compensation, as defined by the Plan. Members who are not eligible to participate in the Company's Supplementary Savings and Incentive Award Deferral Plan may also contribute up to 25% of any incentive compensation to the Plan. Subject to certain limitations, members may reinvest distributions received from another qualified plan. Members may change investment options daily. After December 31, 2001, a member may defer up to 50% of his or her eligible compensation instead of 15%.

The Company contributes amounts equal to 50% of the first 6% of the member's pre-tax or after-tax annual contributions, as defined by the Plan. Company contributions are made in the form of cash deposits to the CSX Common Stock Fund. Member incentive compensation contributions are not matched. Additional amounts may be contributed at the option of the Company's Board of Directors.

Members who have attained age 55 may reallocate their interest in the non-member directed CSX Common Stock Fund, in multiples of 1%, to other investment alternatives offered under the Plan. The Plan was amended on May 1, 2002 to allow all members diversification of the non-member directed contributions to the CSX Stock Fund.

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2001
                             (Dollars in Thousands)


NOTE 1 - DESCRIPTION OF THE PLAN, Continued

Member Accounts: Each member's account is credited with the member's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. The benefit to which a member is entitled is the benefit that can be provided from the account.

Vesting: Members are 100% vested in their accounts.

Loans: Members may borrow from their account in amounts equal to no more than the lesser of $50,000 in an aggregate amount of all loans from the Plan or 50% of their vested account balance. Loan terms range from one to five years unless the loan is to be used in conjunction with the purchase of a primary residence. The loans are secured by the balance in the member's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits: Upon termination of service, a member may receive a lump-sum amount equal to the vested value of his or her account, or upon disability or retirement, elect to receive monthly installments over a 240-month period. Surviving spouses of retired or disabled members may elect to continue monthly installments or to initiate monthly installments. A member with an account balance of $5,000 or less shall be paid in lump sum.

Plan Termination: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination or partial termination, members will remain 100% vested in their accounts.

Administrative expenses: The administrative expenses of the Plan are paid by the Company or from Plan funds as the Plan Sponsor directs. All of the administrative expenses of the Plan during the year ended December 31, 2001 were paid from Plan funds.

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2001
                             (Dollars in Thousands)


NOTE 1 - DESCRIPTION OF THE PLAN, Continued

Diversification: Investment diversification is offered to members close to retirement so that they may have the opportunity to move part of the value of their investment in Company stock into investments which are more diversified. Members who are at least age 55 may elect to diversify their company match contributions. Effective May 1, 2002, all restrictions were removed and members may diversify their accounts immediately.

Dividends: Dividends paid on shares of Company stock held in a member's account are reinvested in shares of Company stock. Effective January 1, 2002, a member may elect to have dividends paid in cash to the member or his or her beneficiaries. Any change in an election will apply only to ex-dividend dates occurring after the date such election is received. A member who does not make a timely election will have the dividends paid to their account and reinvested in shares of Company stock.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The financial statements have been prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3 - INVESTMENT IN MASTER TRUST

Investments in CSX Common Stock (stated at fair value) are valued at the last reported sales price on the last business day of the year. Investments in mutual funds are measured by quoted market prices and are reported at aggregate fair value at year-end. Synthetic guaranteed investment contracts are reported at fair value, which in the case of such contracts approximates contract value. Member loans are valued at their outstanding balances, which approximates fair value.

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2001
                             (Dollars in Thousands)


NOTE 3 - INVESTMENT IN MASTER TRUST (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

At December 31, 2001, the Plan's interest in the net assets of the Master Trust was approximately 69%.

Summarized financial information of the Master Trust is presented below:

                                                                December 31,
                                                                    2001
                                                            --------------------
Assets:
   Accrued income                                                $        15
   Receivables:
     Employer contributions                                              658
     Member contributions                                              1,984

   Investments at fair value:
     Cash and cash equivalents                                         6,327
     Mutual funds:
       Fidelity Equity Income Fund                                    90,403
       Vanguard Institutional Index Fund                             140,309
       Twentieth Century Select Fund                                  91,642
       Other                                                          58,760
     CSX Corporation common stock                                    399,644*
      Synthetic guaranteed investment
      contracts:
       AIG Life Contract                                             108,038
       JP Morgan                                                     100,403
     Collective trust fund                                            36,313
     Loans to members                                                 24,761
                                                            --------------------
Total assets                                                       1,059,257

Liabilities:
   Accrued expenses                                                      485
                                                            --------------------
Total Master Trust net assets                                     $1,058,772
                                                            ====================

*Includes nonmember-directed (see Note 4)

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2001
                             (Dollars in Thousands)


NOTE 3 - INVESTMENT IN MASTER TRUST, Continued

Investment income and expenses are allocated to each plan based upon its pro-rata share in the net assets of the Master Trust. Investment income (loss) for the Master Trust is as follows:

                                                Year Ended
                                               December 31,
                                                   2001
                                              ---------------
  Net appreciation (depreciation) in fair
    value of investments determined by
    quoted market prices:
     Mutual funds                                 $(52,394)
     CSX Corporation common stock                  101,935
     Collective trust fund                           1,666
                                              ---------------
                                                    51,207

  Interest and dividend income                      24,826
                                              ---------------
                                                  $ 76,033
                                              ===============

Synthetic guaranteed investment contracts (SICs) represent a diversified portfolio of high quality bonds held in the name of the Master Trust in conjunction with a corresponding contract with the issuer of the SIC to provide a variable rate of return (based on investment experience and reset quarterly) on the cost of the investment. The crediting rate for the AIG Life Contract and the JP Morgan Contract at December 31, 2001 was 6.17% and 6.19%, respectively (6.76% and 6.89%, respectively, at December 31, 2000). The average crediting rate during 2001 was 6.54% for the AIG Life Contract and 6.61% for the J.P. Morgan Contract.

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2001
                             (Dollars in Thousands)


NOTE 4 - NONMEMBER-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonmember-directed investments is as follows:

                                                              December 31,
                                                          2001            2000
                                                      -----------------------------
Net Assets:
  CSX Corporation common stock                         $125,629          $92,219

                                                           Year Ended
                                                       December 31, 2001
                                                    ----------------------
Changes in Net Assets:
   Contributions                                                $ 8,094
   Dividends and Interest                                         2,779
   Transfers to other funds                                      (2,410)
   Net appreciation in fair value of CSX
     Corporation common stock                                    32,032
   Distributions to members                                      (6,082)
   Transfer to other Plan                                        (1,003)
                                                       ------------------
                                                                $33,410
                                                       ==================

NOTE 5 - RELATED PARTY TRANSACTIONS

CSX and its subsidiaries provide the Plan with certain management and accounting services. During the year ended December 31, 2001, the Master Trust reimbursed CSX and its subsidiaries approximately $148 for these services.

During the year ended December 31, 2001, the Master Trust received cash dividends from investments in CSX common stock of $8,772. The Plan's share of these dividends was $4,291.

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2001
                             (Dollars in Thousands)


NOTE 5 - RELATED PARTY TRANSACTIONS, Continued

The Trustee, Northern Trust Company, routinely invests assets in its Collective Short-Term Investment Fund. During the year ended December 31, 2001, the Master Trust earned interest of $264 for transactions with this fund, a portion of which was allocated to the Plan based upon the Plan's pro-rata share in the net assets of the Master Trust and included in net gain in investment in Master Trust in the statement of changes in net assets available for benefits.

NOTE 6 - INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated December 5, 2000, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

NOTE 7 - TRANSFER TO OTHER PLAN

In connection with a sale of CTI Logistx, a subsidiary of the Plan Sponsor, $7,291 was transferred on March 2, 2001 to the Vanguard Group Purchase account for the establishment of the CTI 401(k) Plan. This amount represented the account balances of all members employed by CTI Logistx.

Note 8 - SUBSEQUENT EVENT

January 1, 2002, the Plan was amended and restated to comply with rules and regulations contained in the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). The Plan has received a determination letter from the Internal Revenue Service dated March 12, 2002 for the amended and restated plan effective January 1, 2002, stating that the Plan is qualified under 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan restatement had no material effect on the Plan provisions except as noted in Note 1.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        TAX SAVINGS THRIFT PLAN FOR
                                        EMPLOYEES OF CSX CORPORATION AND
                                        AFFILIATED COMPANIES

                                        By: /s/ Carolyn T. Sizemore

                                             Carolyn T. Sizemore
                                       Vice President and Controller
                                             CSX Corporation
                                             (Plan Sponsor)

Date:  June 24, 2002